QuickLinks -- Click here to rapidly navigate through this document

Exhibit 25

NEWS RELEASE

XSTRATA INCREASES OFFER FOR FALCONBRIDGE
TO C$59 PER SHARE IN CASH

Zug, 11 July 2006

Xstrata plc, through its wholly-owned subsidiary Xstrata Canada Inc., has increased its fully underwritten all-cash offer to acquire all of the outstanding common shares of Falconbridge Limited not already owned by the Xstrata group from C$52.50 to C$59 in cash per Falconbridge share, or a total consideration of approximately C$18.1 billion (US$16.2 billion). The expiry time for the increased Xstrata offer is Friday 21 July 2006 at midnight (Vancouver time).

The increased Xstrata offer values the total common share capital of Falconbridge at approximately C$22.5 billion (approximately US$20.0 billion). Xstrata expects to mail a formal notice of variation to all Falconbridge shareholders today.

Xstrata's revised offer price represents a premium of 9.6% over the value of the revised offer made by Inco in its competing bid for Falconbridge of C$53.83, based upon the 23 June 2006 closing price on the Toronto Stock Exchange of Inco shares, being the trading day before the revised Inco offer was announced and assuming full pro-ration of the share and cash consideration in accordance with the terms of Inco's offer.

Mick Davis, Xstrata Chief Executive, said: "Our increased offer price for Falconbridge underlines our belief that the combination of Xstrata and Falconbridge represents an excellent opportunity to create an outstanding global mining company, ideally positioned to create further value for all stakeholders through active involvement in the ongoing consolidation of our industry. We believe that the transaction will be substantially earnings per share and cash flow per share accretive from the first full year of consolidation and the combined group will benefit from enhanced critical mass, leading market positions in major commodities, a range of growth opportunities, best in class diversification of earnings and a robust financial position from which to pursue further organic and acquisition-led growth.

"Xstrata has an excellent track record of support for and co-operation with local communities, sound labour relations, programmes to improve safety, environmental performance and efficiency at operations, long term investment in operations and devolved responsibility to locally-based management teams. Accordingly, we believe that a combination of Falconbridge and Xstrata is the best possible outcome for all stakeholders of both companies. The Board of Falconbridge now has a duty to its own shareholders to give Xstrata's compelling offer due and careful consideration.

"Xstrata's increased all-cash offer of C$59 per share presents all Falconbridge shareholders with a guaranteed full cash premium for their shares. It is certain, open to every shareholder and easy to evaluate, and we are confident its remaining conditions will be fulfilled shortly. Set against the continuing significant market and commodity risk inherent in the Inco offer, particularly given Inco's significantly higher leverage post transaction, and the continued uncertainty around the completion of the Phelps Dodge offer for Inco, the Xstrata offer represents compelling cash value for Falconbridge shareholders and we urge Falconbridge shareholders to tender their shares to Xstrata's superior offer."

Xstrata has varied the minimum tender condition of its offer to delete the part of the condition that requires acceptances from at least 66 2/3% of the outstanding Falconbridge common shares including the common shares held by Xstrata and its affiliates. In keeping with its consistently stated interest in acquiring 100% of Falconbridge, Xstrata's offer, as amended, is subject to the minimum tender condition that at the expiry time Xstrata shall have received acceptances from at least a majority of the Falconbridge common shares then outstanding, the votes attached to which would be included in the minority approval of a second step business combination or going private transaction (or a majority of the approximately 80.2% of the outstanding Falconbridge shares that Xstrata does not already own). Consistent with the recent ruling of the Ontario Securities Commission and the fact that the Falconbridge Shareholder Rights Plan still remains in place, Xstrata is only able to take up shares tendered to its offer from the earlier of 28 July 2006 or the date on which a majority of the 80.2% of Falconbridge shares Xstrata does not already own is tendered to its offer and provided Xstrata has received Investment Canada Act approval by then.

Xstrata currently owns approximately 19.8% of Falconbridge's issued common share capital, acquired at a price of C$28 per share in August and September 2005. If Xstrata's offer for Falconbridge is successful, this will bring the weighted average price paid per Falconbridge share to C$53.01 or a total of C$20.2 billion (US$17.9 billion).

Xstrata announced on 14 and 15 June 2006 respectively, that anti-trust authorities in the United States and Canada had confirmed that Xstrata's offer for Falconbridge presented no competition concerns and that Xstrata is free to proceed without further anti-trust review in those jurisdictions. The proposed acquisition was overwhelmingly approved by Xstrata's shareholders at an extraordinary general meeting held on 30 June 2006.

Outstanding conditions to Xstrata's offer include approval by Industry Canada and by the European Commission. No anti-trust issues are anticipated and the European Commission is expected to rule on Xstrata's offer for Falconbridge on or around 13 July 2006. On 3 July 2006, Xstrata was notified by the Investment Review Division of Industry Canada that the Minister responsible for the Investment Canada Act has extended the review period for up to 30 days from 3 July 2006. Xstrata remains confident that the acquisition of Falconbridge will deliver significant net benefits to Canada and that, accordingly, it will receive the necessary approval under the Investment Canada Act.

Other than as set out above, all of the terms and conditions of Xstrata's offer for Falconbridge described in its offer and offering circular dated 18 May 2006, as amended on 7 July 2006, remain unchanged.

Xstrata will finance its increased offer through committed financing of US$18 billion, which is currently undrawn, and cash on hand. Xstrata remains committed, following the successful completion of its acquisition of Falconbridge, to undertake one or more equity capital raisings to refinance a portion of the debt facilities entered into in connection with the proposed acquisition of Falconbridge. Deutsche Bank AG and J.P. Morgan Securities Ltd. have irrevocably undertaken to underwrite any future equity offering to raise funds to repay any amounts outstanding under a US$7 billion subordinated debt facility agreement. Xstrata also remains committed to maintaining an investment grade credit rating.

Consistent with Xstrata's previous offer for Falconbridge, the timing and terms of any such equity offering or offerings will be based on an assessment of the combined group's capital structure following the successful completion of the acquisition. The directors of Xstrata remain confident that any rights issue will be fully supported by Credit Suisse and Glencore International, Xstrata's two largest shareholders with a combined shareholding of approximately 35.9% of Xstrata's issued ordinary share capital.

For a discussion of recent developments concerning the Xstrata offer for Falconbridge, please refer to the section below under the heading: 'Recent developments in relation to Xstrata's offer for Falconbridge.'

Falconbridge shareholders wishing to withdraw their shares from the Inco offer should immediately contact their broker or other financial intermediary and instruct such intermediary to withdraw their Falconbridge common shares. For assistance in withdrawing shares from the Inco offer, or for questions or requests for copies of documents, Falconbridge shareholders should contact Kingsdale Shareholder Services Inc. at 1-866-639-7993. Banks and brokers should call at 416-867-2272.

ends

Investment market conference call

An investment market conference call will be held at 2.30pm British Summer Time, 3.30pm Central European time, 9.30am Eastern Daylight Time on Tuesday 11 July 2006. Media and the public are invited to join the call on a listen-only basis.

International and UK dial in numbers are as follows:
United Kingdom / international:	+44 20 7863 6101
Canada:	1 866 889 9071
United States:	1 866 432 7186
The conference call will be available as an archived audio file from Xstrata's website for 2 days following the event or as a replay from the following telephone numbers:
United Kingdom / international:	+44 20 8196 1998
Canada:	1 888 889 0604
United States:	1 266 583 1035
Access code ("account number")	648248

Xstrata contacts

Claire Divver		Ernie Lalonde
Telephone	+44 20 7968 2871	National Public Relations
Mobile	+44 7785 964 340	Telephone	+1 416 848 1423
Email	cdivver@xstrata.com	Email	elalonde@national.ca

Michael Oke
Aura Financial
Telephone	+44 20 7321 0033
Mobile	+44 7834 368 299
Email	michael@aura-financial.com

Each of Deutsche Bank AG, JPMorgan Cazenove Limited and TD Securities Inc. is acting exclusively for Xstrata plc ("Xstrata" or the "Company") and no one else in connection with the proposed acquisition of Falconbridge (the "Falconbridge Acquisition") and will not be responsible to anyone other than Xstrata for providing the protections afforded to its clients or for providing advice in relation to the Falconbridge Acquisition and/or any other matter referred to in this announcement.

The offer for Falconbridge referred to herein (as the same may be varied in accordance with applicable law, the "Offer") is being made by Xstrata Canada Inc. (the "Offeror"), a wholly-owned indirect subsidiary of the Company.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and offering circular filed on 18 May 2006, as amended by the notice of extension dated 7 July 2006, filed with Canadian provincial and United States federal securities regulators and the notice of variation dated 11 July 2006 that the Offeror and Xstrata will mail to Falconbridge shareholders and file with Canadian provincial and United States federal securities regulators.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Unless the context otherwise requires, references in this announcement to the "Enlarged Group" are to Xstrata and its subsidiaries (including BHP Billiton Tintaya S.A. ("Tintaya") following completion of the acquisition by the Xstrata group of Tintaya announced by Xstrata on 16 May 2006 (the "Tintaya Acquisition")) and subsidiary undertakings and, where the context requires, its associated undertakings as constituted immediately following completion of the Falconbridge Acquisition and therefore such references include the Xstrata group as enlarged by the Falconbridge group. Completion of the Falconbridge Acquisition is subject to a number of conditions.

Unless the context otherwise requires, references in this announcement to the "Falconbridge Acquisition" assume an acquisition under the Offer of all outstanding Falconbridge shares not already owned by the Xstrata group.

Nothing in this announcement is an offer of securities for sale or a solicitation of an offer to purchase securities in the United States or in any other jurisdiction. The securities of Xstrata referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and such securities may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This announcement includes statements that are, or may be deemed to be, "forward-looking statements". By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond Xstrata's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Xstrata group's and the Enlarged Group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industries in which they operate may differ materially from the impression created by the forward-looking statements contained in this announcement. Further, actual developments in relation to the Falconbridge Acquisition and the expected completion, and timing of completion, of the Falconbridge Acquisition may differ materially from those contemplated by forward-looking statements depending on certain factors which include, but are not limited to, the risks that the Xstrata group will not be able to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all, the other conditions of the Falconbridge Acquisition may not be satisfied on a timely basis or at all, the Xstrata group may not realise the anticipated benefits, operational and other synergies and/or cost savings from the Falconbridge Acquisition and/or the acquisition by the Xstrata group of a one third interest in Cerrejón which completed on 12 May 2006 (the "Cerrejón Acquisition") and/or the Tintaya Acquisition and the Xstrata group may incur and/or experience unanticipated costs and/or delays or difficulties relating to integration of the Enlarged Group. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Xstrata group and the Enlarged Group (as the case may be), and the development of the industries in which they operate, are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to, general economic and business conditions, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, changes in political and economic stability, currency fluctuations (including the €/US$, £/US$, A$/US$, C$/US$, ZAR/US$, the Colombian peso/US$ and the Peruvian Sol/US$ exchange rates), the Xstrata group's ability to integrate new businesses (including the Falconbridge group, the Xstrata group's interest in Cerrejón and Tintaya) and recover its reserves or develop new reserves and changes in business strategy or development plans and other risks.

Other than in accordance with its legal or regulatory obligations (including under the Listing Rules (the "Listing Rules"), the Disclosure Rules and the Prospectus Rules of the UK Financial Services Authority), Xstrata does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that earnings per Xstrata ordinary share for the current or future financial years would necessarily match or exceed the historical published earnings per Xstrata ordinary share.

Recent developments in relation to Xstrata's offer for Falconbridge

In a directors' circular dated 31 May 2006 relating to the original Xstrata offer, the Falconbridge board of directors determined that the original Xstrata offer was not a "superior proposal" under the terms of the support agreement between Inco and Falconbridge (the "Inco Support Agreement"). The Falconbridge board of directors also stated in the directors' circular that it continued to recommend that Falconbridge shareholders accept the Inco offer for Falconbridge (the "Inco Offer"). The Falconbridge board of directors elected to make no recommendation with respect to the original Xstrata offer.

On 7 June 2006, Falconbridge and Inco announced that they had reached a definitive agreement with LionOre Mining International Ltd. ("LionOre") covering the sale to LionOre of certain assets and related operations of Falconbridge, including Falconbridge's Nikkelverk refinery in Norway and the Falconbridge marketing and custom feed organisations that market and sell the finished nickel and other products produced at Nikkelverk and obtain third party feeds for this facility (the "Falconbridge Divested Assets"). The closing of the sale of the Falconbridge Divested Assets is conditional on, among other things, the clearance by the US Department of Justice and the European Commission of the Inco Offer and Inco having acquired more than 50% (on a fully diluted basis) of the Falconbridge shares pursuant to the Inco Offer or otherwise. Xstrata understands, therefore, that Falconbridge will not be obliged to sell the Falconbridge Diverted Assets to LionOre if the Xstrata group acquires Falconbridge.

On 9 June 2006, Xstrata advised Inco that Xstrata had determined that it did not intend to tender its Falconbridge shares to the Inco Offer and that Xstrata had also determined that if Inco does ultimately take up and pay for Falconbridge shares deposited under the Inco Offer and proceeds to complete a subsequent acquisition transaction to acquire the Falconbridge shares that are not deposited under the Inco Offer, Xstrata intends to exercise the statutory right to dissent and demand payment of the fair value of the Falconbridge shares held by Xstrata and its affiliates in cash.

On 26 June 2006, Inco and Phelps Dodge Corporation ("Phelps Dodge") announced that they had entered into a combination agreement, pursuant to which Phelps Dodge would acquire all of the outstanding Inco shares by way of a statutory plan of arrangement for C$17.50 in cash and 0.672 common shares of Phelps Dodge for each Inco share, assuming full pro-ration (the "Phelps Dodge Inco Combination"). The Phelps Dodge Inco Combination is subject to the approval of Inco shareholders, Phelps Dodge shareholders, the Superior Court of Justice (Ontario) and Canadian, US and European regulatory agencies. The Phelps Dodge Inco Combination is subject to a number of other conditions, including: (a) Inco having acquired at least two-thirds of the outstanding Falconbridge shares under the Inco Offer and having completed a compulsory acquisition or a subsequent acquisition transaction in order to acquire any remaining Falconbridge shares; or (b) the Inco Support Agreement having been terminated in accordance with its terms.

Also on 26 June 2006, in connection with the Phelps Dodge Inco Combination, Inco announced that it would increase its offer for each Falconbridge share to C$17.50 in cash and 0.55676 common shares of Inco, assuming full pro-ration. Phelps Dodge agreed to purchase up to US$3.0 billion aggregate principal amount of Inco convertible subordinated notes only to the extent that Inco requires the proceeds of the notes for the acquisition of the Falconbridge shares under the Inco Offer and/or satisfaction of the obligations of Inco and Falconbridge to any Falconbridge shareholders who properly exercise dissent rights in respect of a compulsory acquisition or subsequent acquisition transaction conducted following the Inco Offer and demand that fair value be paid in cash. Falconbridge issued a notice of change to directors' circular, dated 29 June 2006, in which the Falconbridge board of directors unanimously recommended that Falconbridge shareholders accept the Inco Offer, as amended.

On 27 June 2006, a three-member panel of the Ontario Securities Commission (the "OSC") conducted a hearing relating to the application by Xstrata to terminate Falconbridge's Shareholder Rights Plan. The panel issued its decision on 30 June 2006 to the effect that the Shareholder Rights Plan be cease traded on the earlier of the date that: (a) the Offeror takes up sufficient Falconbridge shares pursuant to the Xstrata offer to satisfy the condition of the Xstrata offer that at least a majority of the Falconbridge shares then outstanding (calculated on a fully diluted basis), the votes attached to which would be included in the minority approval of a second step business combination or going private transaction pursuant to Rule 61-501 and Regulation Q-27, have been validly deposited to the Xstrata offer and not withdrawn (the "Majority of the Minority Condition"); and (b) 28 July 2006. The panel also ordered that the Offeror be precluded from exercising its right as stated in the original Xstrata offer to acquire up to 5% of the Falconbridge shares through normal course purchases on the Toronto Stock Exchange in accordance with applicable securities laws, until the earlier of the date on which the Offeror takes up sufficient Falconbridge shares to satisfy the Majority of the Minority Condition and 28 July 2006.

On 4 July 2006, Inco announced that the Inco Offer had been cleared by the European Commission and that it had therefore satisfied the final outstanding regulatory condition to the Inco Offer. The European Commission clearance is conditioned on the same remedy agreed upon with the US Department of Justice, which consists of the sale of the Falconbridge Divested Assets. On 7 July 2006, following the extension of the Xstrata offer on the same date, Falconbridge reiterated its recommendation of the Inco Offer and urged Falconbridge shareholders to tender their shares to the Inco Offer.

For the purposes of and in accordance with the Listing Rules, Xstrata confirms that, except as disclosed in this announcement and/or as disclosed in the Xstrata shareholder circular dated 30 May 2006 and/or as disclosed by Xstrata via a Regulatory Information Service approved by the UK Financial Services Authority and, in relation to the Falconbridge group, so far as Xstrata is aware having regard to public information, there has been no significant change affecting any matter contained in the announcement issued by Xstrata on 17 May 2006 in connection with the Falconbridge Acquisition (the "17 May 2006 Announcement") and no other significant new matter has arisen which would have been required to be mentioned in the 17 May 2006 Announcement if it had arisen at the time of preparation of the 17 May 2006 Announcement.

QuickLinks

XSTRATA INCREASES OFFER FOR FALCONBRIDGE TO C$59 PER SHARE IN CASH